Exhibit 12.1
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Net income	$1,006	$991	$917	$4,504	$420
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company’s equity in undistributed income (losses) of less than 50% owned affiliates	—	—	—	—	—
Income taxes provision	539	554	544	2,466	458
Net fixed charges	856	830	619	802	1,175

Total Earnings	$2,401	$2,375	$2,080	$7,772	$2,053

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$865	$799	$603	$813	$1,158
Interest on capital leases	23	11	1	1	1
AFUDC debt	32	20	15	(12)	16
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	—	—	—	—	—

Total Fixed Charges	$920	$830	$619	$802	$1,175

Ratios of Earnings to Fixed Charges	2.68	2.86	3.36	9.69	1.75

Note:
For the purpose of computing PG&E Corporation’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust. Fixed charges exclude interest on FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes) tax liabilities.